669 River Drive, Center 2
Elmwood Park, NJ 07407
201-703-3400 phone
201-703-3443 fax
www.emdeon.com
October 10, 2006
VIA EDGAR AND FACSIMILE (202) 772-9208
Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth St., N.W.
Washington, D.C. 20549

Re:	Emdeon Corporation
Form 10-Q for the Quarter Ended June 30, 2006
Filed August 9, 2006
File No. 000-24975
Dear Mr. Gilmore:
     We received your letter dated August 31, 2006 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Quarterly Report on Form 10-Q filed August 9, 2006 (the “Form 10-Q”) by Emdeon Corporation (“Emdeon” or the “Company”). Our responses to the specific comments in the Letter are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.
Form 10-Q filed August 9, 2006
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
     1. We note your disclosure in the recent developments section on page 29 where you indicate that you have entered into a definitive agreement to sell your Emdeon Practice Services segment. Pursuant to FR-72, a company’s MD&A should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Tell us what consideration you gave to including a discussion of the

Mr. Patrick Gilmore
October 10, 2006

potential impact of selling your Emdeon Practice Services segment, what actions management is taking to overcome the possible future declines in revenue from this sale and the potential gain or loss on the sale of this segment. We refer you to Section III.B.3 and 4, of SEC Release No. 33-8350.
   Response
     The Company, after consideration of the applicable guidance concerning disclosure and analysis of known trends, commitments and events, included several disclosures in the Form 10-Q regarding the sale (the “Sale”) of the Emdeon Practice Services segment (“EPS”) and its potential future impact on the Company. The primary disclosures regarding the Sale included in the Form 10-Q were as follows:
•	Because the execution of the definitive Stock Purchase Agreement related to the Sale occurred after June 30, 2006, we included a description of the transaction in the Subsequent Events Footnote (Note 10), which is quoted in full in the response to Comment 2, below.

•	As noted by you, we included a similar description in the “Recent Developments” section on page 29. In addition, in that “Recent Developments” section, we disclosed other significant aspects of how the Sale would affect the Company in the future, as follows:
     “Emdeon Business Services will continue to be the exclusive provider of electronic healthcare transaction services and patient statement services for Emdeon Practice Services through 2013. In addition, Emdeon Practice Services will continue its existing relationship with WebMD and will exclusively integrate WebMD’s personal health record with its clinical products, including its electronic medical record.
     Emdeon and Sage will make an IRC Section 338(h)(10) election and will treat this transaction as a sale of assets for tax purposes. We expect to recognize a taxable gain on the sale of our Emdeon Practice Services segment and to utilize a portion of our federal net operating loss (“NOL”) carryforwards to offset the gain on this transaction. Under our Tax Sharing Agreement with WHC, we have agreed to reimburse WHC for any of its NOL carryforwards utilized by us in this transaction at the current federal statutory tax rate of 35%. We currently estimate that the amount of WHC’s NOL carryforwards to be utilized in this transaction will be approximately $240,000 to $260,000 resulting in a cash reimbursement to WHC of $84,000 to $91,000. Our estimates of the amount of WHC’s NOL carryforwards to be utilized and of the related reimbursement is based on various assumptions and will not be finalized until the filing of Emdeon’s 2006 consolidated tax return.”

Mr. Patrick Gilmore
October 10, 2006

•	We disclosed the future cash inflow which would occur from the sale of EPS in the “Liquidity” section on page 44 as follows:
“On August 8, 2006, we entered into a definitive agreement for the sale of our Emdeon Practice Services segment to Sage Software, Inc. for $565,000 in cash, subject to the customary adjustments based on net working capital at closing. We expect the closing to occur in September 2006, subject to satisfaction of customary closing conditions. For additional information, see “- Introduction – Recent Developments – Pending Sale of Emdeon Practice Services Segment” above in this MD&A.”
•	In addition, we included within MD&A, on pages 62 to 63, risk factors related to the Sale and to the continuing pursuit of strategic alternatives relating to Emdeon Business Services.
The Company also considered, in preparing the Form 10-Q, that it would also be filing: (a) a Current Report on Form 8-K shortly after the filing of the Form 10-Q, describing the Stock Purchase Agreement pursuant to which Emdeon Practice Services was to be sold and attaching a copy of the definitive agreement (which Form 8-K was filed on August 11, 2006 and which we refer to as the “August 8-K”); and (b) a Current Report on Form 8-K upon closing of the transaction, which was expected to occur in September 2006, containing required pro forma financial information (which Form 8-K was filed on September 20, 2006 and which we refer to as the “September 8-K”).
     As listed above, there were several areas in the Form 10-Q where we disclosed the impact the sale of EPS would have on the Company, although the resulting decline of revenue and expenses was not explicitly addressed. However, because the transaction involved the sale of an entire reporting segment of the Company, we believe that this information was, in large part, available by reviewing the “Results of Operations by Operating Segment” on page 40 of the Form 10-Q. We would not have been in a position at the time of the filing of the Form 10-Q to provide greater detail. We did, however, provide required detailed pro forma financial information in the September 8-K.
     We also note that, at the time the Form 10-Q was filed, the Company did not have a plan in place to address the use of the cash received from the Sale, therefore no discussion was included in the MD&A. In the September 8-K, filed after receipt of the proceeds of the Sale, we specifically stated that: “The Board of Directors of Emdeon has not made any determination regarding the use of the proceeds of the sale of Practice Services and, in accordance with Emdeon’s investment policy, the proceeds have been invested in money market accounts.”

Mr. Patrick Gilmore
October 10, 2006

     2. We also note in your 10-Q for the quarter ended March 31, 2006 that you received several inquiries from third parties expressing interest in acquiring your Emdeon Practice Services segment and that your Board of Directors authorized the commencement of a process to evaluate strategic alternatives relating to this segment. As a result of the agreement dated August 8, 2006 to sell your Emdeon Practice Services segment, tell us how you considered paragraphs 30 and 33 and 41 — 43 of SFAS 144 in determining the classification of the assets and the operations of this segment in your 10-Q for the quarter ended June 30, 2006 (i.e. assets held for sale and discontinued operations). In your response, please address each of the criteria in paragraph 30 of SFAS 144. If each of the criteria in paragraph 30 was met after June 30, 2006 but before issuance of your 10-Q, tell us how you considered including the required disclosures of paragraph 47(a) in your 10-Q for the quarter ended June 30, 2006. Please advise.
Response
     The Company believes that it appropriately reported the financial position and results of operations of Emdeon Practice Services (referred to below as “EPS”) in the Form 10-Q, in accordance with the applicable accounting guidance that paragraph 30 of SFAS 144 provides:
     “A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:
     a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
     b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups)...
     c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
     d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year...”
     e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
     f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The Company believes that many of the above criteria had not been met at June 30, 2006. Accordingly, classification of EPS as “held for sale” and classification of its operating results as

Mr. Patrick Gilmore
October 10, 2006

discontinued operations would not have been appropriate pursuant to Paragraphs 41-43 of SFAS 144. For example:
•	In reference to criterion (a), the Company’s Board of Directors had not committed to a plan to sell EPS as of June 30, 2006, but rather was continuing to explore strategic alternatives for this business. In its public disclosures, the Company continued to point out that the Board viewed retaining EPS as one of the alternatives. For instance, the Company’s Form 10-Q for the quarter ended March 31, 2006 included the following statement on page 24: “There can be no assurance that the exploration of strategic alternatives will result in any definitive agreement or transaction and our Board may determine to retain Emdeon Business Services and Emdeon Practice Services.” In addition, the Board had not made any determination at June 30, 2006 regarding possible transaction structures to be considered. In that regard, we note that a similar review of strategic alternatives with respect to Emdeon Business Services led to the announcement, on September 26, 2006, of a transaction that is not a full sale of that business.

•	In reference to criterion (d), at June 30, 2006, it could not have been concluded that a sale of EPS was probable nor that a sale transaction would be completed within one year. The Company did not commit to sell this business until after it was offered the specific terms that were the basis of the Stock Purchase Agreement that the Company entered into on August 8, 2006. These terms, including the purchase price itself, were not even presented to the Company until after June 30, 2006 and, therefore, no conclusion as to a probable sale could have occurred as of June 30, 2006.

•	In reference to criterion (f), because no formal plan had been established as of June 30, 2006, it was not possible to conclude that significant changes to the plan were unlikely or that the plan would not be withdrawn. As stated above, the Company’s Board of Directors continued to consider the retention of Emdeon Practice Services as a possible alternative.

     Paragraph 33 of SFAS 144 provides that:
     “If the criteria in paragraph 30 are met after the balance sheet date but before the issuance of the financial statements, a long-lived asset shall continue to be classified as held and used in those financial statements when issued. The information required by paragraph 47(a) shall be disclosed in the notes to the financial statements.”
As provided by Paragraph 33 of SFAS 144, the Company’s financial statements issued in the

Mr. Patrick Gilmore
October 10, 2006

Form 10-Q appropriately classify EPS’s assets as “held and used.” Additionally, because the criteria set forth in Paragraph 30 of SFAS 144 were met after the balance sheet date, but before financial statements were issued, the Company was required to provide the disclosures required by Paragraph 47(a) of SFAS 144. Paragraph 47(a) of SFAS 144, in turn, requires:
     “A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the statement, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group.”
The following disclosure was included in Footnote 10 to the Form 10-Q:
     “On August 8, 2006, the Company entered into a definitive agreement for the sale of its Emdeon Practice Services segment to Sage Software, Inc., an indirect wholly-owned subsidiary of The Sage Group plc. The purchase price is $565,000 in cash, and will be subject to customary adjustments based on net working capital at closing. The parties have agreed that $35,000 of the purchase price will be placed into escrow as security for the Company’s indemnification obligations under the transaction agreements, one third of which is scheduled to be released twelve months after closing and two-thirds of which is scheduled to be released eighteen months after closing. At the closing, the Company will sell to Sage Software all of the outstanding capital stock of Emdeon Practice Services, Inc., which owns all of the other subsidiaries included in the Emdeon Practice Services segment. The closing is expected to occur in September 2006, subject to satisfaction of customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.”
The note provides the information concerning the facts and circumstances leading to the expected disposal as well as the expected manner and timing of the disposal required by Paragraph 47(a) of SFAS 144.
     Footnote 10 did not, however, provide the disclosure related to “the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group” required by Paragraph 47(a) of SFAS 144. While the Company could amend the Form 10-Q to include this information in Footnote 10, the Company notes that the September 8-K includes the disclosure related to assets and liabilities of the disposal group, as well as additional information. Because the information is already included in the September 8-K and because EPS will be treated as a discontinued operation in the Company’s Quarterly Report for the quarter ended September 30, 2006, the Company believes that no revision to the Form 10-Q is necessary.

Mr. Patrick Gilmore
October 10, 2006

     We appreciate the Staff’s additional comments and request that the Staff contact the undersigned at (201) 398-2653 or Lewis Leicher (858-759-6008) with any questions or comments regarding this letter.

Respectfully submitted,

Emdeon Corporation

/s/ Andrew C. Corbin

By:	Andrew C. Corbin
Title:	Executive Vice President and Chief Financial Officer

cc:	Ms. Kathleen Collins, Accounting Branch Chief
Allison M. Keller, Esq.
Loren J. Weber, Esq.